                                                                                    Exhibit 99.3

BARINGTON GROUP ACQUIRES
SUBSTANTIAL STAKE IN APPAREL COMPANY WARNACO

Files SEC Schedule 13D Stating That Ownership Now Exceeds 5 Percent

New York, August 21, 2006 - The Barington Group has filed a Schedule 13D with the Securities and Exchange Commission disclosing that it now collectively holds approximately 5.6% of the common stock of The Warnaco Group, Inc. (Nasdaq: WRNC), a New York based apparel company that owns and licenses a portfolio of highly recognized brand names, including Speedo, Calvin Klein, Chaps, Nautica, JLO and Ocean Pacific. The Barington Group (“Barington”) consists of Barington Capital Group, L.P., Ramius Capital Group, L.L.C. and various other affiliated entities.

In its Schedule 13D filing with the SEC, Barington stated that it believes Warnaco to be undervalued and that it wishes to engage in discussions with the Company’s senior management concerning measures that it believes will improve shareholder value for the benefit of the Company’s stockholders.

In its filing, Barington said such measures include, but are not limited to:

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the improvement in execution by the Company’s senior management team and oversight provided by its Board of Directors in light of what Barington believes to be a string of recent operating disappointments stemming from (a) the recently announced financial restatement caused by accounting issues at the Company’s Chaps division and swimwear segment, and the resulting Securities and Exchange Commission informal inquiry, (b) disruptions and excess costs associated with poor implementation of SAP at the Company’s swimwear segment, and (c) missed revenue growth and gross margin targets;

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a substantial reduction in equity grants, including stock options and restricted stock, which have averaged 5.0% annually or a staggering 17.6% cumulatively of the Company’s shares outstanding over the past three and one-half fiscal years;

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the improvement in gross and EBITDA margins, which currently trail peer averages by approximately 800 and 600 basis points, respectively, through a reduction in SG&A and corporate expenses and better merchandising;

–	the disposition of non-core brands and licenses, especially in underperforming divisions of the Company’s intimate apparel and swimwear segments; and

–	the exploration of strategic alternatives, including, without limitation, the possible sale of the Company.

About Barington Capital Group, L.P.

Based in New York, Barington Capital Group, L.P. is an investment management firm that primarily invests in undervalued, small and mid-capitalization companies. Barington and its principals are experienced value-added investors who have taken active roles in assisting companies in creating or improving shareholder value.

About Ramius Capital Group, L.L.C.

Ramius Capital Group L.L.C. is a registered investment advisor that manages assets of $7.3 billion in a variety of alternative investment strategies. Ramius Capital Group, through its wholly-owned subsidiary, Admiral Advisors, LLC, advises funds that invest primarily in the securities of U.S. public companies that are believed to be undervalued. Ramius Capital Group is headquartered in New York with offices located in London, Tokyo, Hong Kong, Munich, and Vienna.

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Media Contact for Barington:    Rich Myers, Edelman, 212/819-4807
                Melissa Kanter, Edelman, 212/704-8261